

07006314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOVARD Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 North Charles Street
(No. and Street)

Baltimore, MD 21201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry S. Romaine, Jr. 307-732-8873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) MD (State) 21152 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/9

AB 4/10

OATH OR AFFIRMATION

I, Henry S. Romaine, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOVARO Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Suzanne Moore

Notary Public


SUZANNE MARIE MOORE – NOTARY PUBLIC
County of Teton
State of Wyoming
My Commission Expires February 22, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
213
SECTION

BOVARO PARTNERS, LLC

Financial Statements
Together with Independent Auditors' Report

For the Years Ended December 31, 2006 and 2005

BOVARO PARTNERS, LLC

Table of Contents
December 31, 2006 and 2005

Independent Auditors' Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Members' Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6-11
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	12
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III – Information relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	15
Independent Auditors' Report on Internal Accounting Control	16-17



STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Members of
BOVARO Partners, LLC:

We have audited the accompanying balance sheets of BOVARO Partners, LLC (a Delaware limited liability company) as of December 31, 2006 and 2005, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOVARO Partners, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

February 6, 2007

BOVARO PARTNERS, LLC

Balance Sheets

As of December 31,	*2006*	*2005*
Assets		
Current Assets		
Cash and cash equivalents	$ 241,869	$ 22,802
Accounts receivable trade, net	376,035	1,008,228
Prepaid expenses	5,794	6,065
Total Current Assets	623,698	1,037,095
Property and Equipment, net	6,947	12,010
Other Assets		
Due from members	103,901	75,100
Investments	521,634	7,634
Security deposits	2,800	2,800
Goodwill	24,362	24,362
Total Other Assets	652,697	109,896
Total Assets	$ 1,283,342	$ 1,159,001
Liabilities and Members' Capital		
Current Liabilities		
Accounts payable and accrued expenses	5,369	19,229
Total Current Liabilities	5,369	19,229
Commitments (Note 7)		
Members' Capital	1,277,973	1,139,772
Total Liabilities and Members' Capital	$ 1,283,342	$ 1,159,001

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statements of Operations

For the Years Ended December 31,	*2006*	*2005*
Revenues		
Retainers	$ 623,500	$ 575,000
Success fees	520,825	1,000,429
Other fees	32,880	34,790
Interest income	25,629	56,507
Total Revenues	1,202,834	1,666,726
Expenses		
Guaranteed payments, compensation and benefits	522,788	535,097
Bad debts	238,332	62,000
Rent	63,311	98,388
Professional fees	59,543	22,264
Utilities	22,755	24,653
Other	22,724	18,254
Office	21,747	13,595
Travel and entertainment	14,100	19,468
Advertising	6,857	-
Depreciation and amortization	6,317	10,504
Interest	4,928	8,438
Sales commission	-	29,385
Total Expenses	983,402	842,046
Net Income	$ 219,432	$ 824,680

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statements of Changes in Members' Capital
For the Years Ended December 31, 2006 and 2005

	Class A	*Class B*	*Class C*	*Total*
Members' Capital, December 31, 2004	$ (21,570)	$ 90,708	$ 62,500	$ 131,638
Capital contributions	-	33,067	-	33,067
Payments received on capital subscription notes receivable	88,157	-	62,500	150,657
Capital interests subscribed	216,843	125,000	-	341,843
Issuance of capital subscription notes receivable	(216,843)	(125,000)	-	(341,843)
Capital withdrawals	-	(270)	-	(270)
Net Income	765,724	58,956	-	824,680
Members' Capital, December 31, 2005	832,311	182,461	125,000	1,139,772
Capital contributions	15	-	-	15
Redemption of membership interest	-	-	(62,500)	(62,500)
Capital withdrawals	(11,874)	(6,872)	-	(18,746)
Net Income	201,641	17,791	-	219,432
Members' Capital, December 31, 2006	$ 1,022,092	$ 193,380	$ 62,500	$ 1,277,973

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statements of Cash Flows

For the Years Ended December 31,		*2006*		*2005*
Cash Flows from Operating Activities				
Net income	$	219,432	$	824,680
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation and amortization		6,317		10,504
Provision for bad debts		238,332		62,000
Changes in operating assets and liabilities:				
Accounts receivable, net		(120,139)		(1,032,262)
Prepaid expenses		271		(409)
Due from members		(28,801)		(75,100)
Accounts payable and accrued expenses		(13,860)		8,965
Net Cash Provided by (Used in) Operating Activities		301,552		(201,622)
Cash Flows from Investing Activities				
Purchases of property and equipment		(1,254)		-
Purchase of investment		-		(134)
Net Cash Used in Investing Activities		(1,254)		(134)
Cash Flows from Financing Activities				
Capital contributions		15		33,067
Redemption of membership interest		(62,500)		-
Capital withdrawals		(18,746)		(270)
Payments received on subscription notes receivable		-		150,657
Net Cash (Used in) Provided by Financing Activities		(81,231)		183,454
Net Increase (Decrease) in Cash and Cash Equivalents		219,067		(18,302)
Cash and Cash Equivalents, beginning of year		22,802		41,104
Cash and Cash Equivalents, end of year	$	241,869	$	22,802
Supplemental Disclosure of Cash Flow Information				
Cash paid during the year for:				
Interest	$	4,928	$	8,438
Non Cash Activities:				
Receipt of warrants in exchange for services rendered (Note 1)	$	514,000	$	-

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BOVARO Partners, LLC ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company began operations in 2002 and became an approved broker-dealer in April 2002. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered to do business in fifteen states. The Company's operations consist primarily of engaging in financial advisory and private capital raising services.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $100,000 maintained at any one financial institution. The Company regularly maintains cash balances with a single financial institution that exceeds $100,000. Management considers this to be a normal business risk.

Revenue Recognition and Deferred Revenue

Retainer income includes fees earned for providing financial advisory services. Success fees arise from the successful completion of financial advisory and private capital raising engagements. The Company conducts its private capital raising services, in which it acts as an underwriter or agent, on a "best efforts basis."

All revenue is recognized once the Company has substantially performed the necessary services under the terms of the customer contract to give the Company the right to receive and retain payment. Revenues are recorded in accordance with the terms of the underlying agreements.

Non-monetary Transactions

In connection with revenue related to success fees, the Company may receive both cash and equity ownership in its customers as consideration for the services provided. For the non-monetary portion, the Company recognizes revenue on the transaction in accordance with its revenue recognition policy for success fees. The non-monetary transactions are valued at the fair value of the equity received at the date the Company completes the services necessary to earn the equity as stipulated in the customer contract. The Company recorded non-monetary success fees of $514,000 during the year ended December 31, 2006. The non-monetary fee of $514,000, which was classified as accounts receivable on the accompanying balance sheet as of December 31, 2005, was received in the form of warrants to acquire common stock of the customer during 2006. The non-monetary success fee is included in investments in the accompanying balance sheet as of December 31, 2006.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Accounts Receivable

The Company extends credit to customers without requiring collateral. The Company uses the allowance method to provide for doubtful accounts based on management's evaluation of the collectibility of accounts receivable. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. The Company determines trade receivables to be delinquent when greater than 30 days past due. Trade receivables are written off when it is determined that amounts are uncollectible. The allowance for doubtful accounts totaled TBLink #VALUE! and TBLink #VALUE! at December 31, 2006 and 2005, respectively.

Property and Equipment

Property and equipment consists of office furniture and office equipment and is stated at cost, less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, which range between five and seven years.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2006 and 2005, management does not believe any long-lived assets are impaired and has not identified any assets that are being held for disposal.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Due from Members

Due from members consist of nonresident taxes paid on behalf of the members and accumulated interest due on capital subscriptions.

Investment Securities

Investments for which no public market exists are valued at fair value as estimated in good faith by the Company. These investments are generally carried at cost until events subsequent to the date of investment indicate that cost is not the best measure of fair value. If such events have occurred, the value is determined taking into consideration the cost of the securities, developments concerning the investee, any provided financial statements and projections, and other factors deemed relevant by the Company. An investment may be valued at less than cost if the investee shows a significant fundamental deterioration in financial position or operating results. Due to the inherent uncertainty of valuation, the valuation of these investments may differ significantly from the values that would have been recorded had a ready market for the investments existed. These differences could be material.

Income Taxes

No provision for income taxes is required, since the Company is recognized as a partnership for federal and state income tax purposes. Members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following for the year ended December 31, :

	2006	2005
Computer Equipment	$ 27,124	$ 26,306
Furniture & equipment	21,339	20,903
	48,463	47,209
Less: Accumulated depreciation	(41,516)	(35,199)
Property and Equipment, net	$ 6,947	$ 12,010

3. CAPITAL SUBSCRIPTIONS RECEIVABLE

In August 2003, two new members purchased an interest in the partnership and contributed $150,000. In addition, the new members issued the Company two non-recourse promissory notes, which are subject to pledge agreements, for $800,000. These notes are recorded as a reduction of members' capital. These notes accrue interest on the outstanding principal amount at the prime rate, which is adjusted every 6 months. The effective prime rate at December 31, 2006 and 2005 was 8.25% and 6.50%, respectively. During 2006 and 2005, $0 and $88,157 and were paid towards these notes, respectively. As of December 31, 2006 and 2005, the unpaid balance of these two notes totaled $423,089 and $341,843, respectively.

During April 2004, one new member purchased one share of the Class C - Member interest in the Company and contributed $62,500. In addition, the member issued a promissory note payable to the Company in the amount of $62,500. The note was due and paid in full on April 1, 2005. The Company entered into a redemption agreement with the member during 2006 whereby the Company redeemed 50% of the Class C Member's interest. The agreement provided for a payment of $62,500 during August 2006.

4. MEMBERSHIP CLASSES

The Company's membership includes three different membership classes – A, B, and C. All members' liability is limited to the amount of capital contributed.

Class A Membership

Class A memberships have the rights to participate in allocations of income and losses and to receive distributions. Also, Class A member interests have voting rights to elect four of the five board of directors.

Class B Membership

Class B memberships are a limited membership, which carry only the rights to participate in allocations of income and losses and to receive distributions.

Class C Membership

The Class C membership is a special class of member interests in the Company, consisting of four shares, carrying an acquisition price of $125,000 per share. Class C memberships have no right to participate in allocations of income and loss.

The Class C members, taken as a whole, have the right to elect 1 member to the board of directors. In addition, Class C members have to approve, with a simple majority, certain management decisions as prescribed in the operating agreement.

4. MEMBERSHIP CLASSES – cont'd.

Class C Membership – cont'd.

Class C membership has a cumulative guaranteed payment of 7% per annum, payable on April 1st of each year. In the event of Company liquidation, Class C member interests also have a liquidation preference of 125% of the members' original contribution, plus an amount equal to all accumulated and unpaid guaranteed payments. At any time after April 1, 2006, the Company may redeem the Class C member interests upon written notice at a redemption price of 125% of the members' original contribution.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but at December 31, 2006 and 2005, the Company's net capital was $174,000 and $3,573.

On December 31, 2006, the Company exceeded the minimum net capital requirement of $5,000 by $231,500. On December 31, 2005, the Company did not meet the minimum net capital requirement of $5,000 by $1,427. However, during January 2006, the Company received cash in excess of $470,000 through the collection of various accounts receivable, which placed the Company in compliance. The ratio of aggregated indebtedness to net capital as of December 31, 2006 and 2005 was .39 to 1 and 5.38 to 1, respectively.

6. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. COMMITMENTS

The Company is obligated under two leases for office facilities in Maryland and New Jersey, which expire throughout 2007. Future minimum rental payments under these leases is $12,172.

8. CUSTOMER CONCENTRATION

During 2006, four customers accounted for 97% of total revenues. During 2005, two customers accounted for 82% of total revenues. Two customers accounted for 50% and 30% of accounts receivable at December 31, 2006. One customer accounted for 96% of accounts receivable at December 31, 2005.

9. RELATED PARTIES

Certain members of the Company are employed or hold minority investments in clients. Total revenues from such related parties totaled approximately $599,000 and $32,000 for the years ended December 31, 2006 and 2005, respectively.

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Members of
BOVARO Partners, LLC:

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

February 6, 2007

Phone: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • Web: www.SCandH.com

BOVARO PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

December 31,	*2006*	*2005*
Net Capital:		
Members' Capital	$ 1,277,973	$ 1,139,772
Deductions and/or Charges:		
a. Non-allowable assets -		
Accounts receivable, net	376,035	1,008,228
Prepaid expenses	5,794	6,065
Property and Equipment, net	6,947	12,010
Security deposits	2,800	2,800
Goodwill	24,362	24,362
Due from members	103,901	75,100
Investments	521,634	7,634
Net Capital	$ 236,500	$ 3,573
Computation of Aggregate Indebtedness:		
Items included in the statements of financial condition:		
Accounts payable and accrued expenses	$ 5,369	$ 19,229
Total Aggregate Indebtedness	$ 5,369	$ 19,229
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$ 5,000	$ 5,000
Surplus (Deficit) net capital	$ 231,500	$ (1,427)
Ratio: Aggregate Indebtedness to Net Capital	0.02	5.38
Reconciliation with Company's Computation:		
(Included in Focus Report - Part II as of December 31, 2006)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$ 245,969	$ 3,011
Other adjustments	(9,469)	562
Net Capital Per Above	$ 236,500	$ 3,573

See independent auditors' report on supplementary information.

BOVARO PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2006

SCHEDULE II

As of December 31, 2006, BOVARO Partners, LLC, has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2006, BOVARO Partners, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

BOVARO PARTNERS, LLC
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2006

SCHEDULE III

As of December 31, 2006, BOVARO Partners, LLC, has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2006, BOVARO Partners, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2006**

To the Members of
BOVARO Partners, LLC:

In planning and performing our audit of the financial statements of BOVARO Partners, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures detailed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Phone: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • Web: www.SCandH.com

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Stout, Causey & Horning, P.A.

February 6, 2007

END